OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

PerFIcT Inc.

1942 Overland Ave
Apt #3
Los Angeles, CA 90025

perfict.co

666 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 7,133 shares of common stock ($106,995)

Minimum 700 shares of common stock ($9,990)

Company	PerFIcT Inc.
Corporate Address	1942 Overland Ave, Apt. #3, Los Angeles, CA 90025
Description of Business	PerFIcT Inc. is a social personal training platform. PerFIcT is a social fitness app that allows personal trainers to run their entire business on their phone.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$15.00
Minimum Investment Amount (per investor)	$120 (8 Total Shares)

Perks

$750- Through the purchase of 50 shares you will be entitled, as an owner, to have unlimited access to the thousands of fitness programs PerFIcT hosts.

$2550- With the purchase of 170 shares you will be Invited to the PerFIcT App launch party in Santa Monica, CA. The PerFIcT team and some of our trainers/social media fitness influencers will be in attendance. Cheers!

*All perks occur after the offering is completed.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Who We Are

PerFIcT is one of the first social media personal training platforms. For exercisers, our programs don't just tell you what to do, they inspire you to actually do it. For trainers, we offer a platform for them to provide and market their fitness programs as well as sell their personal services right on their phone.

PerFIcT Fitness was created by Cory Faulkner after years of asking himself, "why isn't this an app yet?". After years of downloading disappointing fitness apps, Faulkner finally decided he wanted to make the ultimate fitness app. To this day there is no easy way for personal trainers to connect with potential clients online, so Faulkner thought that combining his "ultimate fitness app" idea with a personal training app would be 'PerFIcT'. Thousands of hours and thousands of dollars later, and PerFIcT is born. PerFIcT is the only app on the market that we know of that connects users with a personal training plan that meets their needs for an affordable price. Imagine, logging onto a fitness app, answering a few questions, and BOOM you have the exact program you were looking for within seconds. Well, along with a groundbreaking interface, a new social aspect, and hundreds of certified personal trainers, that's exactly what the PerFIcT app provides.

What We Do

PerFIcT provides a platform for all certified personal trainers to provide their fitness programs and one-on-one training to the public. With the program marketplace, exercisers log into the app, answer several questions about their fitness habits/levels, and pre-designed programs are provided. These programs were created by certified personal trainers to meet the needs of individuals based on their answers.

The one-on-one training aspect will completely revolutionize how personal trainers operate their business. These days, exercisers spend hundreds of dollars for one-on-one programs…and then they receive word or excel documents. Is this a joke? We think so. From now on, a one-on-one training program for hundreds of dollars is going to look like a million-dollar program. Our app allows personal trainers to design specific programs with an easy-to-use interface and then send the program right to the exerciser's phone for easy access and progression tracking.

All parties involved win.

- Exercisers can work with personal trainers for a fraction of the cost
- Personal trainers earn a recurring revenue stream and can grow their business
- PerFIcT receives a percentage of all programs sold

Sales, Supply Chain, & Customer Base

Anyone on Earth who does so much as pick up a dumbbell or goes on a jog could be a potential customer. With that being said, our target market is both men and women between the ages of 18 and 35 who want to workout, but need a plan to help them. At these ages, both sexes are highly involved with improving or maintaining their physical fitness. In addition, these ages are also very involved with using mobile apps.

Our app has fitness plans for all fitness levels (beginner, intermediate, advanced). We are targeting intermediate lifters since they are the exercisers who already know a little bit about working out, but want the guidance in the gyms to truly reach their exercise goals.

Market Needs

- The hundreds of millions of exercisers around the world need an app that they can all use together. There are thousands of apps in the world but we believe they either reach too small of a market, are poorly designed, or are way too expensive.
- These exercisers also need an affordable way to work with a personal trainer. Most trainers charge anywhere from $30-100 per hour. We provide a program for them to follow at a fraction of the cost.
- Most apps take forever to get down to business. Users need the ability to quickly find the 'PerFIcT' plan and get started. Our app allows you to log in and instantly start your program.
- We provide a fully functioning workout journal that allows you to follow a personal training program while tracking your own personal workouts as well. For example, if you follow a squat program on a Tuesday, but you decide to swim after, our app allows you to record both in the journal.
- The world needs a platform that allows friends/family to workout and motivate each other.

Competition

PerFIcT has many competitors in the sense that they are also fitness apps. We will one of the first apps that allows personal trainers to sell fitness programs, work 1-on-1 with clients, and have their own social profile. There are a few apps that dominate this space at the moment. We believe that once users see all the entirely unique features that we offer, they'll never want another app again.

Liabilities and Litigation

Our company current is not in debt and we have no ongoing litigation.

Previous Entity

Our company, PerFIcT Fitness LLC, incorporated in Washington on 07/14/2015. We ran the LLC for two years, developed a prototype app, brought on investors, and grew our trainer base. On 11/15/2017, PerFIcT Fitness LLC in WA became PerFIcT Inc. in DE.

The team

Officers and directors

Cory Faulkner	CEO, Founder, & Director
Cy Zellner	Vice President & Director
Sean Daly	Branding & Director

Cory Faulkner
After graduating from Eastern Washington University in 2015 with a BA in Accounting, Cory continued his career at Northwestern Mutual from the internship he had while in college. In the beginning of 2016, Cory decided he would leave his career as a Financial Representative to pursue the app full time. Cory has been heavily involved in the fitness industry for years and has been the CEO and a member of the Board of Directors since this idea formed back in 2015.

Cy Zellner
Cy Zellner managed a gym in East Wenatchee, WA for three years out of High School while taking Community College classes. He left the gym in 2015 to finish off his degree at Eastern Washington University in Marketing which he finishes during the 2017-2018 school year. Cy has been involved with every aspect of the app since its inception, is our in-house photographer, and has years of gym management experience. He is involved in everything from the photos, videos, articles, and more that are uploaded to the app. Cy has been our Vice President and a member of the Board of Directors since the idea hatched on July 15th, 2015.

Sean Daly
Sean worked in the role of Business Development at Mushi Digital in Los Angeles from March 2014-December 2014. He left Los Angeles to move to Spokane, WA and accepted a role in Strategic Partnerships at Uxilliary, a Web/App development company. After a few months at Uxiliary Sean landed a dream job at TBWA/Chiat/Day back in Los Angeles. Here, Sean worked on the Advertising for companies such as Southwest Airlines, Gatorade, and Twitter through his eventual role as an Associate Brand Manager. After almost two years at TBWA/Chiat/Day, Sean accepted a higher roll at the Advertisement company, Deutch, and has been working there ever since as an Account Executive for the Uber account. Sean is a branding expert with experience advertising for companies like Uber, Twitter, and Gatorade. Sean has been our branding lead and a member of the Board of Directors since the PerFIcT App idea hatched on July 15th, 2015.

Number of Employees: 6

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our product is new and untested** There can be no assurance that PerFIcT will meet our projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for the PerFIcT Fitness App, people think it's a better option than the competition and PerFIcT have priced the services at a level that allows the company to make a profit and still attract business.
- **Competition** We will compete with larger, established apps who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the PerFIcT Fitness App developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **Revenue History** PerFIcT has very little history and little-to-no revenues. If you are investing in this company, it's because you think the PerFIcT Fitness App is a good idea and can be very profitable in the future. We have never turned a profit and there is no assurance that we will ever be profitable.
- **Going Concern** PerFIcT's ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Value** No one can truly say that PerFIcT is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Tech** There is a risk that the app won't function like its meant to.
- **Trainers** There is a risk that trainers won't use the app as much as we project.
- **There are several potential competitors who are better positioned than we are to take the majority of the market** There are other fitness apps who are already established in this space. It might be difficult to come into a space that is already so dominated by apps that have been up and running for years now. A few of these apps have some very recognizable names featured with their business so this might also be a difficult situation to overcome.
- **Your investment could be illiquid for a long time** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company’s plan is to be acquired by an existing player in the mobile, social, or fitness industry. However,

that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

- **Our new app could fail to achieve the sales traction we expect** Our growth projections are based on an assumption that we will be able to successfully launch our app and that it will be able to gain traction in the marketplace at the rate we expect. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.
- **We may face technological challenges** We might figure out that the app development expenses are more than we projected or we might discover that the app development will take longer than we projected. Either of these could affect our launch date or could affect the investment needed to launch the app.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Cory Faulkner, 71.48% ownership, Common Stock

Classes of securities

- Common Stock: 92,867

Common Stock

The Company is authorized to issue up to 100,000 shares of common stock. There are a total of 92,867 shares currently outstanding.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

With that being said, through your investment, you become a part of the PerFIcT team. If you have any ideas for changing policies, app designs/development, or anything at all we would love to hear them.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

PerFIcT does not have any operating history. PerFIcT built a prototype fitness app in January 2017, before we were a company, and sold around $500 in beta-test sales for fitness programs.

Once the app is developed, we can operate the business for around $500-$1000 per month depending on server expenses. The overhead to run this app is very low since our personal trainers become our sales team through our revenue-share program.

Expenses like marketing, salary, future development, and more are definitely important but are not necessary for this app to function or for this app to continue to generate sales.

Financial Milestones

PerFIcT has no operational history. We have bootstrapped the PerFIcT app up until this point. We self-funded a small prototype app that had around 1,000 beta-testers back in January 2017. We've also funded the design/wire-frames of the PerFIcT app up until this point.

We are hoping to hit $1,000,000 in sales after 14 months and we know this will be a huge turning point for the app from a legitimacy standpoint and will help our team raise additional capital from investors if necessary.

The biggest driving factors for growth with this app are personal trainers and app downloads.

For the year-end 2018, we project to have 1.85 Million downloads of PerFIcT and 1470 trainers (of which we already have 325).

For the year-end 2019, we project to have 8.4 Million downloads of PerFIcT and 4000 trainers. We will also be introducing Nutrition plans this year for our app. This will lead to up-selling fitness programs with nutrition plans and will show an increase of personal trainers/nutritionists to our app.

For the year-end 2020, we project to have 20.5 Million downloads of PerFIcT and 10000 trainers. We will be introducing groups/teams this year which will increase our social impact and growth of the app. Towards the end of 2019, we will be introducing in-person/location-based personal training. This will lead to a spike in personal trainers for 2020 now that trainers know they can sell fitness programs, nutrition programs, and charge a premium to a client to meet and actually train them in their house.

For the year-end 2021, we project to have 75 Million downloads of PerFIcT and 15000 trainers. At this point, we will have built a social fitness platform that will be known for having certified/quality training programs for trainers around the world. We project to be the number one fitness platform for any personal training or nutritional needs.

Projected overall revenue for 2018: $933,990. 2019: 4,523,405. 2020: 13,962,538.

Liquidity and Capital Resources

The proceeds will initially go towards paying StartupSoft (Our app development/design partner) the remaining $30,000 required to build the PerFIcT App. Up to this point, everything has been bootstrapped. The rest of the available cash should give us an eight-month runway, not including any revenues earned.

Receiving these funds is absolutely a necessary step in the progression of the business. If we raise the full $100,000 then the additional funds will be broken down over six months and be used for expenses like server costs (to run the app on), marketing, future development, and more.

If we raise $30,000 then all of those funds will go towards development expenses and we will seek out a loan to obtain a budget for marketing/server costs.

At a raise of $60,000, we will last six months as well, we will, however, just use a lot less of a marketing budget month-to-month.

In regards to capital resources, we plan on using the funds from this StartEngine campaign, along with the revenue we earn from the app itself to fund the future development of the app. If we need to, we will reach out to Angel/VC investors about investing into PerFIcT Inc. to raise funds for future development/marketing expenses.

Indebtedness

The company has not had any material terms of indebtedness.

Recent offerings of securities

- 2016-05-25, Reg D., 9000 Common Stock. Use of proceeds: The use of these proceeds went towards developing our first prototype personal training app that launched in February of 2016.
- 2017-06-01, Reg D., 2500 Common Stock. Use of proceeds: The use of funds went toward design/development expenses for the app that will launch in February of 2017.
- 2016-08-10, Reg D., 3000 Common Stock. Use of proceeds: The use of these proceeds went towards developing our first prototype personal training app that launched in February of 2016.
- 2016-06-05, Reg D., 6000 Common Stock. Use of proceeds: The use of these proceeds went towards developing our first prototype personal training app that launched in February of 2016.
- 2017-09-01, Reg D., 400 Common Stock. Use of proceeds: The use of these proceeds went towards developing our first prototype personal training app that launched in February of 2017.

Valuation

$1,393,005.00

We have based the valuation of the company on the opinions of investors and based on our financial projections.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,990	$106,995
Less: Offering Expenses	-	-
StartEngine Fees (6% total fee)	$599.4	$6420
Professional Fees	$500	$1000
Net Proceeds	$8890.6	$99575
Use of Net Proceeds:		
Development Costs	$8890.6	$40,000
Marketing	-	$32,500
Working Capital	-	$9575
UX/UI Design	-	$2500
Salary	-	$10000
Server Costs	-	$5000
Total Use of Net Proceeds	$8890.6	$99575

We are seeking to raise approximately $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $599.40 if we raise the minimum target amount and $6,420 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover the additional app development we need to get this product launched and will go towards our marketing efforts for the next year. The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

With the minimum raise, we will dedicate all funds to legal and app development work. The 8890.6 will help tremendously towards the development of our app. With the full raise, the primary use of the funds will go towards app development. These funds will help us fully develop the app with all the features we need, update any features we want to add, and provide additional funding for future development. Through marketing, our team will use the funds with a combination of in-person marketing (booths at trade shows, hosting local events, etc.) and digital ads through companies like Facebook, Instagram, & Twitter. The working capital budget will go towards small things we need to keep the app running and will be a good base if we need additional cash to fund app projects. UX/UI design will be done by our design team through StartupSoft and will be used to help the app flow better for users and to increase the overall appearance of the app. Salary will be used to bring on some employees to help with the day-to-day maintenance/growth of PerFIcT. The server costs are the expenses we pay while running a large social fitness app such as PerFIcT.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website perfict.co in the section labeled 'annual report'. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PerFIcT Inc.

[See attached]

I, Cory Faulkner, the CEO of PerFIcT Inc. (Formerly PerFIcT Fitness LLC), hereby certify that the financial statements of PerFIcT Inc. (Formerly PerFIcT Fitness LLC) and notes thereto for the periods ending 07/14/2015 and 12/31/2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [2016] the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12/07/2017(Date of Execution).

Cory Faulkner

CEO/Founder PerFIcT Inc.

12/07/2017

PerFIcT Fitness LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

PerFIcT Fitness LLC
Index to Financial Statements
(unaudited)

PerFIcT Fitness LLC
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	12/31/2015
Assets	
Current Assets	
Cash	$ -
Current Assets	-
Total Assets	$ -
Liabilities and Stockholders' Equity	
Total Liabilities	$. -
Commitments and contingencies	
Stockholders' Equity	
Common Stock, par value $.001;	
100 shares authorized, 100 issued	
And outstanding as of 12/31/2015	-
Paid-in Capital In Excess Of Par-Common	$3939
Accumulated Deficit	($3939)
Total Stockholders' Equity	-
Total Liabilities and Stockholders' Equity	$ -

	12/31/2016
Assets	
Current Assets	
Cash	$ -
Current Assets	-
Total Assets	$ -
Liabilities and Stockholders' Equity	
Total Liabilities	$. -
Commitments and contingencies	
Stockholders' Equity	
Common Stock, par value $.001;	
1000 shares authorized, 1000 issued	
And outstanding as of 12/31/2016	$1
Paid-in Capital In Excess Of Par-Common	$51355
Accumulated Deficit	($51356)
Total Stockholders' Equity	-
Total Liabilities and Stockholders' Equity	$ -

PerFIcT Fitness LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

Income Statement

PerFIcT Inc.			
Income Statement			
12/31/16			
	Current Period	Prior Period	Increase (Decrease)
	[01/01/16] to [12/31/2016]	[07/15/15] to [12/31/15]	[01/01/16] to [12/31/2016]
REVENUES			
TOTAL REVENUES	0	0	-
COST OF GOODS SOLD			
TOTAL COST OF GOODS SOLD	0	0	-
GROSS PROFIT (LOSS)	-	-	-
OPERATING EXPENSES			
Advertising and Promotion	2,714.16	200.80	2,513.36
Business Licenses and Permits	300	200.00	-
Computer and Internet	-	1,117.82	(1,117.82)
Dues and Subscriptions	313.88	-	313.88
Meals and Entertainment	-	60.60	(60.60)
Miscellaneous Expense	1,698.82	-	1,698.82
Postage and Delivery	184.10	-	184.10
Printing and Reproduction	6.01	61.63	(55.62)
Professional Services - Legal, Accounting	402.49	-	402.49
Subcontractor	10,545.00	0	10,545.00
Travel	544.34	859.30	(314.96)
Website/App Development	30,707.88	1,438.46	29,269.42
TOTAL OPERATING EXPENSES	47,416.68	3,938.61	43,478.07
OPERATING PROFIT (LOSS)	(47,416.68)	(3,938.61)	(43,478.07)
INTEREST (INCOME), EXPENSE & TAXES			
TOTAL INTEREST (INCOME), EXPENSE & TAXES	0	0	-
NET INCOME (LOSS)	**$ (47,416.68)**	**$ (3,938.61)**	**$ (43,478.07)**

PerFIcT Fitness LLC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
		Shares	Amount			
Inception		-	$ -	$ -	$ -	-
Issuance of founders stock		94	0	3,939	-	3,939
Shares issued for services		6	0	-	-	0
Net income (loss)		-	-	-	(3,939)	(3,939)
	31-Dec-15	100	$ 0	$ 3,939	$ (3,939)	$ 0
Shares issued for cash		890	1	47,416	-	47,417
Shares issued for services		10	-	-	-	-
Net income (loss)		-	-	-	(47,417)	(47,417)
	31-Dec-16	1,000	$ 1	$ 51,355	$ (51,356)	$ 0

PerFIcT Fitness LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

Statement of Cash Flows

PerFIcT Inc.			
Income Statement			
12/31/16			
	Current Period	**Prior Period**	**Increase (Decrease)**
	[01/01/16] to [12/31/2016]	**[07/15/15] to [12/31/15]**	**[01/01/16] to [12/31/2016]**
BEGINNING CASH ON HAND	-	-	-
ADD: CASH RECEIPTS	47,416.68	3,938.61	
TOTAL CASH RECEIPTS	**47,416.68**	**3,938.61**	**43,478.07**
LESS: CASH PAYMENTS			
COST OF GOODS SOLD:			
Sub-Total Cost of Goods Sold	**0**	**0**	**-**
OPERATING EXPENSES:			
Advertising and Promotion	2,714.16	200.80	2,513.36
Business Licenses and Permits	300	200.00	-
Computer and Internet		1,117.82	(1,117.82)
Dues and Subscriptions	313.88	-	313.88
Meals and Entertainment		60.60	(60.60)
Miscellaneous Expense	1,698.82	-	1,698.82
Postage and Delivery	184.10	-	184.10
Printing and Reproduction	6.01	61.63	(55.62)
Professional Services - Legal, Accounting	402.49	-	402.49
Subcontractor	10,545.00	0	10,545.00
Travel	544.34	859.30	(314.96)
Website/App Development	30,707.88	1,438.46	29,269.42
Sub-Total Operating Expenses	**47,416.68**	**3,938.61**	**43,478.07**
TOTAL CASH PAYMENTS	**47,416.68**	**3,938.61**	**43,478.07**
NET CASH CHANGE - Inflow (Outflow)	**-**	**0.00**	**(0.00)**
CASH POSITION (end of month)	**-**	**0.00**	**(0.00)**

NOTE 1 – NATURE OF OPERATIONS

Corporate Structure Change: 11/15/2017. PerFIcT Fitness LLC changed its corporate structure to become [PerFIcT INC.]

[PerFIcT Fitness LLC] was formed on [07/15/2015] ("Inception") in the State of [WA]. The balance sheet of [PerFIcT Fitness LLC] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [Los Angeles, CA].

[PerFIcT Inc.] (Formerly PerFIcT Fitness LLC)_______ PerFIcT is a social platform that allows personal trainers around the world to sell fitness programs and work with clients all from their smart phone. Friends and family can find fitness programs that meet their needs, track their progress through our journal, and share their results on social media.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from The PerFIcT Fitness App transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized 100,000 shares of our common stock with par value of $.001. Of those shares, 92,867 are issued.

5 – SUBSEQUENT EVENTS

Issuance Of Stock:

Issuance Of Stock: 06/01/2017. Taylor Harvey received 2500 shares of PerFIcT Fitness LLC (Now, PerFIcT Inc.) at an investment of $10,000.

Issuance Of Stock: 09/01/2017. Armando Bendito received 400 shares of PerFIcT Fitness LLC (Now, PerFIcT Inc.) at an investment of $2,000.

Corporate Structure Change: 11/15/2017. PerFIcT Fitness LLC changed its corporate structure to become PerFIcT Inc.

The Company has evaluated subsequent events that occurred after [11/15/2017] through [12/05/2017]. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

PerFIcT is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $9.99K - $107K goal

perfict. App

PerFIcT

The Ultimate Fitness Platform

Small OPO · Los Angeles, CA · Mobile · US Investors Only

The Ultimate Fitness Platform

Invest in PerFIcT Inc.

Providing a social world that brings trainers and exercisers together.
Explore fitness programs. **Interact** with friends. **Become** the PerFIcT you.

perfict. App


perfict. App
Launching February 2018
App Store
Google play

Investment
$15.00/share of Common Stock | When you invest you are betting the company's future value will exceed **$1.5M**.
Minimum Investment of $120 (8 Shares).

Perks*
$750+ Through the purchase of 50 shares you will be entitled, as an owner, to have unlimited access to the thousands of fitness programs PerFIcT hosts.
$2550+ With the purchase of 170 shares you will be invited to the PerFIcT App launch party in Santa Monica, CA. The PerFIcT team and some of our trainers/social media fitness influencers will be in attendance. Cheers!
**All perks occur after the offering is completed.*

PerFIcT isn't just an app, it's a platform


Cory Faulkner
PerFIcT CEO/Founder

Every single day millions of people around the world work out. PerFIcT Inc. brings these people together with the first social fitness app that will incorporate a personal training marketplace, one-on-one training, nutrition plans, and much more.


325
Certified Personal Trainers


1500
Beta Testers


3
Months From Launch

In a nutshell, PerFIcT is a social fitness app that allows personal trainers to run their training business on their mobile phone. Trainers can sell fitness programs, create custom plans for clients, have their own social profile, and more. As an exerciser, you have access to thousands of programs from certified trainers and can filter through them to find the best program to meet your needs. Instead of going to Google trying to find what exercise is next, you can now purchase a plan from a certified trainer at a fraction of the cost that you would pay in the gym. The app guides you through photos, videos, and exercise descriptions. Simply swipe to the next exercise and when you're done the app automatically records all your results in a journal!

There are almost **1,000,000** personal trainers on Earth (Statista.com). PerFIcT is the first app that allows any certified personal trainer to sell their fitness programs and one-on-one training all on their mobile phone through our revenue-share model. Personal trainers are constantly turning down clients due to time and travel. Now, a trainer can add clients within seconds and PerFIcT receives a **22%** cut on each additional client or program sold.

A customized fitness program can cost anywhere from **$50-$500** dollars and with the capacity to hosts tens of thousands of trainers, we believe the sky is the limit for PerFIcT. Our team is already working with over **325** certified personal trainers and plans on launching in February with over 500. We have planned updates for the next several years and don't plan to stop growing until this app is truly the PerFIcT app. Our beta test begins in December with over **1,500** excited testers signed up.

We are currently beta-testing the web back-end functionality of the app. We are making sure that the back-end website can host the 1200+ exercise photos/videos we've taken and making sure it can support thousands of programs that will be transferred into the app. We will begin testing the IOS functionality mid-December with the Android testing soon to follow. The $30,000 of app development will go towards paying StartupSoft to complete their development of the back-end website for personal trainers and will complete the development of the iOS/Android apps. The funds will also be used to add additional features needed for our launch, ensure a proper launch come February (the month we look to launch), and will provide funds for continued development work after the launch of the app.

"Taking The 8.4 Billion Dollar Personal Training Industry And Putting It On Your Phone"

Source: Statista.com



HOME
FEED
Jim Robin @JimmyFit 5m
Just killed that new CrossFit workout, anybody else tried Ultimate Cross Training?
125 upvotes
2 replies
Diego Anaya @DiegoCeps 2 h
Who's this buff guy? I haven't seen him in a while haha #offseason
14 upvotes
2 replies

Post & Interact With Friends

Through Our Social feature, users can interact back and forth with friends. Read through the news feed, post photos/videos/status updates, and tag fitness programs you love.



Alexia Agamata
Alexia150
OVERVIEW
POSTS
BIO
1 ON 1
10 programs
5 clients
415 following
427 followers
FOLLOW TRAINER
Certifications: ACE, NASM
Experience: 4 Years
My Programs
Build Up Your Body
HIGH difficulty in Body Transformation
Alexia Agamata
10 weeks total
4 days a week
55 time of session
Ultimate Cross Training
MEDIUM difficulty in Cross Training

Follow Other Users

Now users can follow personal trainers and friends from around the world. You can purchase programs from trainers, buy the same plans your friends are using, and stay up to date on what people are posting.



Week 2 • Day 3
REPS
WEIGHT
12
15's
12
Select weight
Dumbbell Curls
3x12
00:02

Fall In Love With Fitness

Our app features hundreds of personal trainers who create programs from our database of over 1200 exercises! Exercisers can dive into a new program and see how easy-to-use our interface is.

How PerFIcT Makes Money

Revenue-Share Model

PerFIcT works side-by-side with personal trainers to make sure that they are selling programs and adding clients. PerFIcT receives a percentage of every program, one-on-one online training session (Spring 2018), and nutrition package (Late 2018) sold. Every time a personal training program is sold, PerFIcT receives a 22% cut. Each trainer will have a handful of programs attached to their profile, and we hope to see a lot of clients, for example, purchasing 'Bodyblast 1' and coming back to buy 'Bodyblast 2', 'Bodyblast 3', & 'Bodyblast 4'.

The one-on-one online training is what our trainers are really excited about. Once we launch this update in the spring, personal trainers will be able to work directly with their clients through our app for a premium price and PerFIcT will receive a 10% cut of each session. We're confident they'll love this concept so much more than simply sending Excel documents, and we hope to convert their entire online clientele into our app. Trainers who convert clients will receive a higher percentage of earnings than trainers who don't, so we're optimistic that a lot of client onboarding will occur in the months following our launch.


22%
Commission on
every program sold


10%
Commission on 1-on-1
Custom Programs Sold


Every Program Built By
Certified Personal Trainers


Programs For In The
Gym And At Home

Why would you use PerFIcT?

Benefits For Trainers & Exercisers


Personal
Trainers

Income
New revenue streams

Clientele
Bring On More Clients

Convenience
Easy-To-Use Program Entry

Mobile
No more websites


PerFIcT
Exercisers

Guidance
Step-By-Step certified programs

Pricing
Save hundreds on workouts

Community
Workout with friends and family

Variety
Access to thousands of programs

Why do trainers love us?

We believe that the PerFIcT app is the ultimate platform for personal trainers to sell fitness programs and work with clients all from their mobile device. PerFIcT removes the hassle of trying to create your own online training website, building PDF documents, and having to answer countless texts and phone calls from clients asking how to do each exercise. Now, trainers use our training back-end website that allows them to simply click and choose which exercises to use in their program and helps them write up to 12 month-long programs in a quarter of the time it used to take them. After the trainer creates the program, the exercise photos and videos that we've already taken are automatically attached to their plan and are uploaded to the app. We believe that it saves the trainers so much time, makes the program look 1000 times better, and allows them to focus on growing their business using our interactive and social app.

Adoption

Creating The Number One Fitness Platform On The Planet

People have been purchasing fitness programs, nutrition plans, and personal training for decades. The best part of our business is that we're not creating a new concept. PerFIcT transforms an already existing business by taking it from websites and Word documents and putting it right on your phone.



Wendy Cusick
PerFIcT Fitness Trainer

To be honest, I've had the opportunity to review several fitness apps over the past couple of years, but yours is superior in all aspects of presentation, ease of use, and clarity. The app doesn't seem cluttered and difficult to navigate, as can sometimes happen with info overkill. Great Job!



Brandon Love
PerFIcT App Early Tester

Please let me know when the new app is done. I just finally got back in the gym after a month and [PerFIcT] is the only thing that has kept me going because of the ease of use and ability to follow a set program.



Makayla Mattox
PerFIcT Fitness Trainer

Honestly, right now I've only got a few clients online and I'm sending them video after video after video...I've seriously been looking for something like this for months. I'm in the military and then I'm working so I don't have time to spend all day with each client.

Market Strategy

We want to put our pennies to work. We will still be doing the traditional Instagram/Facebook/App-store type ads, but we want to think outside the box. We have an app that's completely new to the fitness world, so why not market in a new way? We'll be embracing the power of our personal trainers to grow the app. We hope to have 500 personal trainers by our launch this February. As long as our platform is ready to go then our trainers will be making money and will be happily marketing the app to their clients, friends, family, and social media.

As a company, we plan on doing a lot of in-person marketing; e.g. trade shows, sponsoring teams, weightlifting competitions, fitness events, and so much more.

Our Plans For Your Investment

Use Of Funds

We've noticed a lot of companies in our space spend hundreds of thousands of dollars designing/developing an app. Even after the money is spent, they still don't have a product that the people want. This is why our team has spent the last two years designing our app from top to bottom, with the goal in mind to have every gym-goer, gym owner, and personal trainer love the platform. Every small tweak to our early-stage designs saved us tens of thousands.

Our first order of business is to finish off the app development. Our development contract with our development team, StartupSoft, has been covered until this point and we just have $30K in additional payments to finish off the web, Android, & IOS. Our next funding goals are to cover legal documentation, server costs and then marketing. Any remaining funds from then on will go towards future app development, salaries, and additional marketing/design costs.

Use Of Funds

Amount Raised

$9,990		$106,995
$8890	App Development	$40,000
$600	StartEngine Fees	$6,420
$500	Legal/Accounting	$1,000
-	Marketing	$32,500
-	Salary	$10,000
-	UX/UI Design	$2,500
-	Server	$5,000
-	Working Capital	$9,575

Future Updates

Over the next several years, PerFIcT has plans to expand our app to touch the nutritional world, corporate wellness, in-person training, and so much more. Some of our personal trainers are nutritionists, some have worked in the corporate wellness field, and all of them have worked 1-on-1 in-person with clients. With the experience of our trainers and our revolutionary app, we're optimistic that PerFIcT will become the number one platform for all fitness and nutritional needs.

Competition

We have a lot of competitors and our team has done a great job creating an app that stands out in a crowded room. PerFIcT stands as the only app that let's personal trainers sell fitness programs. Personal trainers sign up for our app and instantly get to work selling plans and working with clients.

PerFIcT also is the only real social fitness app out there. A couple of apps let you post status updates to the world, but no app really allows you to add friends, follow each other, direct message, and more.

Finally, there is no other platform (app or website) on the planet that allows a personal trainer to work with current and new clients. Our app completely transforms the personal training industry by letting our trainers interact with a world of exercisers, sell them fitness programs, and create custom plans for them.

Our platform is unique because it...

- Allows trainers to sell their programs
- Allows trainers to work 1-on-1 with new & current clients
- Is a true social fitness App

Financial Projections

EOY Projections 2018-2021

Based On Projections	2018	2019	2020	2021
Exercisers/Downloads	1.85 Million	8.4 Million	20.5 Million	75 Million
Trainers	1,470	4,000	10,000	15,000
Program Sales	$867,240	$2.94M	$5.04M	$20.03M
Customized Programs	$66,750	$244,000	$244,000	$2.04M
Nutrition Plan	-	$924,000	$1.69M	$7.63M
In-Person Training	-	$413,000	$6.77M	$33.6M

July 2015

PerFIcT Launches

Cory Faulkner begins brainstorming ideas to create the PerFIcT Fitness app.

May 2016

Successful Kickstarter Campaign

PerFIcT raises $22,700 through Kickstarter. These funds are applied to the creation of our prototype mobile app.

January 2017



Launch of PerFIcT Prototype App

The 1.0 prototype version of the PerFIcT Fitness app launches with 1,000 testers, 115 personal trainers, and great reviews.

August 2017

PerFIcT partners with StartupSoft

PerFIcT partners with the development/ design company StartupSoft to begin working on the worlds greatest fitness app.

November 2017



The PerFIcT App beta-testing begins

PerFIcT begins beta-testing the final version of PerFIcT in late November.

December 2017

PerFIcT looks to raise 100K on StartEngine

PerFIcT raises funding through StartEngine to finish building our app and market it to the world.

February 2018

The PerFIcT App Looks To Launch Our Product

After years of brainstorming, recruiting trainers, growing our team, and doing everything we can to build the world's greatest fitness app...our platform finally launches (ANTICIPATED)

In the Press

SHOW MORE

Meet the Founders



Cory Faulkner

CEO, Founder, & Director

After graduating from Eastern Washington University in 2015 with a BA in Accounting, Cory continued his career at Northwestern Mutual from the internship he had while in college. In the beginning of 2016, Cory decided he would leave his career as a Financial Representative to pursue the app full time. Cory has been heavily involved in the fitness industry for years and has been the CEO and a member of the Board of Directors since this idea formed back in 2015.



Sean Daly

Branding & Director

Sean worked in the role of Business Development at Mushi Digital in Los Angeles from March 2014-December 2014. He left Los Angeles to move to Spokane, WA and accepted a role in Strategic Partnerships at Uxilliary, a Web/App development company. After a few months at Uxiliary Sean landed a dream job at TBWA/Chiat/Day back in Los Angeles. Here, Sean worked on the Advertising for companies such as Southwest Airlines, Gatorade, and Twitter through his eventual role as an Associate Brand Manager. After almost two years at TBWA/Chiat/Day, Sean accepted a higher roll at the Advertisement company, Deutch, and has been working there ever since as an Account Executive for the Uber account. Sean is a branding expert with experience advertising for companies like Uber, Twitter, and Gatorade. Sean has been our branding lead and a member of the Board of Directors since the PerFIcT App idea hatched on July 15th, 2015.



Cy Zellner

Vice President & Director

Cy Zellner managed a gym in East Wenatchee, WA for three years out of High School while taking Community College classes. He left the gym in 2015 to finish off his degree at Eastern Washington University in Marketing which he finishes during the 2017-2018 school year. Cy has been involved with every aspect of the app since its inception, is our in-house photographer, and has years of gym management experience. He is involved in everything from the photos, videos, articles, and more that are uploaded to the app. Cy has been our Vice President and a member of the Board of Directors since the idea hatched on July 15th, 2015.

And the Rest of the Team



Andrew Vasylyk

App Development Lead

Andrew has years of experience working as the CTO of tech companies and is the Co-Founder of Safari Juice Inc. and StartupSoft.



Lauren Murphy

Social Media Manager

Lauren is the Social Media Coordinator of the Acorns app, and has previously run the social media accounts for companies like Hotels.com and TransAmerica.



Mary Dusan

Project Manager

Mary handles StartupSoft's day-to-day design/development of the PerFIcT app. She does an outstanding job updating our team on the progress of the app as well as adding design ideas of her own.



Ian Bouchard

Trainer Acquisition

Ian has been on our team for the past year and leads our trainer acquisition for the app.

Offering Summary

Maximum 7,133 shares of common stock ($106,995)

Minimum 700 shares of common stock ($9,990)

Company	PerFIcT Inc.
Corporate Address	1942 Overland Ave, Apt. #3, Los Angeles, CA 90025
Description of Business	PerFIcT Inc. is a social personal training platform. PerFIcT is a social fitness app that allows personal trainers to run their entire business on their phone.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$15.00
Minimum Investment Amount (per investor)	$120 (8 Total Shares)

Perks

$750- Through the purchase of 50 shares you will be entitled, as an owner, to have unlimited access to the thousands of fitness programs PerFIcT hosts.

$2550- With the purchase of 170 shares you will be Invited to the PerFIcT App launch party in Santa Monica, CA. The PerFIcT team and some of our trainers/social media fitness influencers will be in attendance. Cheers!

*All perks occur after the offering is completed.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow PerFIcT to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

startengine

©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Commercial-45 Seconds:

Text:

PerFIcT App

We Don't Strive

For Perfection

We Demand It

Always Asking

What's Next

Certified Trainers

Tailored Programs

PerFIcT App-Launching February 2018

Our Story:

Text: PerFIcT App

Cory Faulkner:

I think the difference between a good business and a great business is that a great business not only knows how to make the most money, it also knows how to help the most people.

This journey started two years when I noticed I had so many friends and family in my life that would go to the gym but didn't really know what to do once they got there. They would tell me that they would just Google something for a workout or they used the same workout they used in college or they'd tell me that they just honestly go to the gym, get on the treadmill, and leave.

I set out to find a way to bring personal trainers and the people who workout together on one platform, and that's how PerFIcT was born.

Sean Daly:

Cory is constantly asking himself, on a daily basis, really. What's new? What's interesting? You know, what's different? He hasn't created an app, he hasn't even created a platform. He's created opportunities.

Cory Faulkner:

I actually gave up early on with this idea. I built this garbage website on my own, had about 50 trainers on board. I spent months typing in programs, and then we finally launch and I made like 40 bucks. I was completely devastated and basically gave up.

Two months later I bumped into this guy at the gym and he said, “Hey Cory”… “Andrew?” And I was like, “dude, you look awesome!” And he goes, “yeah, man I’ve been using the programs on your app”. And it just hit me right there and I realized that these programs actually work, I just built a really bad website to host them on.

Sean Daly:
You know, Cory came from a small town in Washington where there, there are few gyms. There are a limited number of people that are really serious about fitness. But what Cory’s done is he’s flipped that on its head. With PerFIcT, he’s opened opportunities to anyone, anywhere. And, it’s not entrepreneurship, it’s not even business per say. Cory’s on a mission to make the world just a bit more connected, and he’s doing that through PerFIcT fitness.

Cory Faulkner:

We’ve created a social fitness platform that our trainers absolutely love. It allows them to grow their clientele, sell fitness programs and ultimately run their entire business through our app, where our goal is to help 100 million people become the PerFIcT version of themselves. Check out the page, have a look at our team, and join what 325 personal trainers are already calling the best fitness platform ever made.

Text:

PerFIcT App-Launching February 2018

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.